

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170269

DIVISION OF
CORPORATION FINANCE

February 16, 2017

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Isham:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Walmart by the AFL-CIO Reserve Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Brandon J. Rees
American Federation of Labor and Congress of Industrial Organizations
brees@aflcio.org

February 16, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

The proposal urges the board to adopt a policy that the compensation, nominating and governance committee annually analyze and report to shareholders on whether the company's incentive compensation plans and programs provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment, taking into account certain performance measures over the previous three years.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Walmart's proxy materials for meetings held in 2016, 2015 and 2012 and that the 2016 proposal received 9.61 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

January 30, 2017

VIA E-MAIL to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of AFL-CIO Reserve Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

> RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to adopt a policy that the Compensation, Nominating and Governance Committee will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment ("ROI"), taking into account the following over the previous three years:
>
> - Relationship between growth in invested capital and growth in operating income ("OI");
> - Trends in ROI;
> - Relationship between same-store sales growth (also known as comparable store sales) and total sales growth;
> - Adjustments made to Walmart's reported results in connection with the measurement of performance for incentive plans; and
> - The extent to which sales at stores open for more than one year declined because of sales at newly-opened stores ("cannibalization rate").

A copy of the Proposal, along with the related correspondence, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as—and is, in fact, nearly identical to— shareholder proposals that were included in the Company's 2016, 2015 and 2012 proxy materials, and the last submitted proposal did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Three Proposals Submitted To Shareholders In The Preceding Five Calendar Years, And The Last Submitted Proposal Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a *consideration of the substantive concerns* raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983) (emphasis added).

As the Commission instructed, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than only the specific language or corporate action proposed to be taken. For example, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) where one proposal requested a report or disclosure of information and the other proposal requested that the company change its policy or take a specific course of action. *See Medtronic Inc*. (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc*. (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a shareholder proposal requesting a report on the rationale for increasingly exporting the registrant's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the registrant's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The Staff agreed with the company that the substantive issue underlying these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Google Inc.* (avail. Mar. 6, 2015) (proposal requesting "that the company provide a report on political contributions" containing, among other things, the company's policies regarding political contributions and a list of such contributions, excludable as involving substantially the same subject matter as a prior proposal requesting reporting of much of the same information); *Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

Lastly, the Staff has previously concurred in the exclusion of proposals where the same proponent largely reiterated the substantive concerns and goals contained in a prior proposal that had not received support adequate for resubmission. For example, in *General Electric Co.* (avail. Feb. 6, 2014), the Staff considered a proposal requesting that the company amend its nuclear energy policy to "offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage," and "expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a previous proposal addressing the health and safety implications of nuclear energy that asked the company to "reverse its nuclear energy policy, and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment." The Staff agreed with the company that both proposals addressed concerns regarding the health and safety implications of nuclear power facilities and the company's association with the nuclear energy industry.

B. The Proposal Deals With Substantially The Same Subject Matter As Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials three shareholder proposals that, like the Proposal, address the Company's incentive compensation plans and programs and their effects on investment decisions by senior executives. Specifically, the Company included proposals from the Proponent, in its 2016 proxy materials, filed on April 20, 2016 (the "2016 Proposal," attached hereto as Exhibit B), in its 2015 proxy materials, filed on April 22, 2015 (the "2015 Proposal," attached hereto as Exhibit C) and, in its 2012 proxy materials, filed on April 16, 2012 (the "2012 Proposal," attached hereto as Exhibit D, and together with the 2016 Proposal and 2015 Proposal, the "Prior Proposals"), each of which resolved:

> that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the [Board of Directors] to adopt a policy that the [Compensation, Nominating and Governance Committee] will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment….

The Proposal deals with substantially the same subject matter as—and is, in fact, nearly identical to—the Prior Proposals:

- The Resolved clauses in the Proposal and the Prior Proposals are nearly identical and thus seek entirely the same action from the Company: adopting a policy that the Company's Compensation, Nominating and Governance Committee annually analyze and report on whether the Company's incentive compensation plan and programs provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment.

- The supporting statements in the Proposal and the Prior Proposals are very similar: they discuss the importance of incentive compensation plans as vehicles for value creation and how different metrics, including same-store sales growth and operating income growth, may be used to encourage or discourage senior executive investment decisions.

- Further, the supporting statements in the Proposal and the Prior Proposals indicate that although the Company has asserted that the use of operating income growth for the annual incentive plan balances the sales and ROI metrics used in the long-term plan, other available metrics weaken this claim.

- The Proposal and the Prior Proposals each cite the 2011 replacement of same-store sales growth with total sales growth as the metric under Walmart's performance share programs, and state that such replacement encourages "senior executives to invest in new stores even if doing so leads to cannibalization of existing stores' sales and lower [ROI]."

As illustrated above, the Proposal and the Prior Proposals express the same "substantive concerns" regarding incentive compensation plans, and likewise call for the Board of Directors to take action to adopt a policy to annually analyze and report to shareholders on whether such plans appropriately discourage senior executives from making certain investments. Thus, the Proposal and the Prior Proposals deal with substantially the same subject matter like the proposals in *Google* and to an even greater extent than the proposals in *Ford Motor Co.*, *Bristol-Myers Squibb Co.*, and *General Electric Co.* that varied in scope from, but concerned substantially similar subject matter as, previously submitted proposals.

C. The Shareholder Proposal Included In The Company's 2016 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 7, 2016, which states the voting results for the Company's 2016 Annual Shareholders' Meeting and is attached hereto as Exhibit E, the 2016 Proposal received 9.61% of votes cast at the Company's 2016 Annual Meeting.[1] Thus, the 2016 Proposal failed to achieve the 10% threshold at the 2016 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence regarding this matter to me at Kristopher.Isham@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

[1] The 2016 Proposal received 2,380,812,752 "against" votes and 253,176,260 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Sincerely,



Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Brandon J. Rees, AFL-CIO Reserve Fund

EXHIBIT A



AFL-CIO

AMERICA'S UNIONS

American Federation of Labor and Congress of Industrial Organizations

815 16th St., NW
Washington, DC 20006
202-637-5000
www.aflcio.org

EXECUTIVE COUNCIL

RICHARD L. TRUMKA
PRESIDENT

ELIZABETH H. SHULER
SECRETARY-TREASURER

TEFERE GEBRE
EXECUTIVE VICE PRESIDENT

Michael Sacco
Robert A. Scardelletti
Harold Schaitberger
Clyde Rivers
Cecil Roberts
Leo W. Gerard
William Hite
Gregory J. Junemann
Nancy Wohlforth
Rose Ann DeMoro
Fred Redmond
Matthew Loeb
Randi Weingarten
Rogelio "Roy" A. Flores
Fredric V. Rolando
Diann Woodard
Newton B. Jones
D. Michael Langford
Baldemar Velasquez
James Boland
Bruce R. Smith
Lee A. Saunders
Terry O'Sullivan
Lawrence J. Hanley
Lorretta Johnson
James Callahan
DeMaurice Smith
Sean McGarvey
Laura Reyes
J. David Cox
David Durkee
D. Taylor
Kenneth Rigmaiden
Stuart Appelbaum
Harold Daggett
Bhairavi Desai
Paul Rinaldi
Mark Dimondstein
Harry Lombardo
Dennis D. Williams
Cindy Estrada
Capt. Timothy Canoll
Sara Nelson
Lori Pelletier
Marc Perrone
Jorge Ramirez
Eric Dean
Joseph Sellers Jr.
Christopher Shelton
Lonnie R. Stephenson
Richard Lanigan
Robert Martinez
Gabrielle Carteris

November 29, 2016

Mr. Gordon Y. Allison, Vice President
and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of Wal-Mart Stores, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 895 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5152 or brees@aflcio.org.

Sincerely

Brandon J. Rees, Deputy Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to adopt a policy that the Compensation, Nominating and Governance Committee will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment ("ROI"), taking into account the following over the previous three years:

- Relationship between growth in invested capital and growth in operating income ("OI");
- Trends in ROI;
- Relationship between same-store sales growth (also known as comparable store sales) and total sales growth;
- Adjustments made to Walmart's reported results in connection with the measurement of performance for incentive plans; and
- The extent to which sales at stores open for more than one year declined because of sales at newly-opened stores ("cannibalization rate").

Supporting Statement

As long-term shareholders, we believe that incentive compensation programs for senior executives should encourage sustainable value creation. We are concerned that recent executive compensation decisions at Walmart may overemphasize sales growth even when that growth results in declining rates of ROI, and in some cases does not produce returns that cover the cost of capital.

Specifically, the 2011 replacement of same-store sales growth—a metric Walmart has repeatedly touted as critically important—with total sales growth as the sales metric under Walmart's performance share program risks encouraging senior executives to invest in new stores even if doing so leads to cannibalization of existing stores' sales and lower ROI. During the last five fiscal years, revenue at the Walmart US division grew by about 10.4%, but comparable store sales grew by just 0.6%. During that period, invested capital grew at more than twice the rate of OI growth, reinforcing our concerns. We estimate that during this period the rate of cannibalization—the percentage of new store sales that cannibalized existing Walmart US and Sam's Club sales—averaged above 80%.

Walmart has asserted that the use of OI growth for the annual incentive plan balances the sales and ROI metrics used in the long-term plan, yet the FY 2015 addition of sales growth to the annual plan weakens this claim. Walmart adjusts metrics "to ensure that our incentive plans reward underlying operational performance, disregarding factors that are beyond the control of our executives." (2011 Proxy Statement, at 27). These adjustments have increased metrics used for awards the last four years. In FY 2016, executives benefited from seven of eight reported adjustments applied to OI, ROI, and sales, including an adjustment for store closings and restructurings, which executives control and reflect their management ability. The CEO's weighted average adjusted annual cash bonus performance equaled 83.7% of target, and he received a payout of $3.8 million. However, unadjusted, Walmart failed to achieve even the extremely low threshold performance necessary for the CEO to receive any bonus at all.

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 29, 2016

Mr. Gordon Y. Allison, Vice President
and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 895 shares of common stock (the "Shares") of Wal-Mart Stores, Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 29, 2016. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 29, 2016. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Deputy Director, AFL-CIO Office of Investment

8550-253

EXHIBIT B

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Proposal No. 6 Request for Annual Report Regarding Incentive Compensation Plans

RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to adopt a policy that the Compensation, Nominating and Governance Committee will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment ("ROI"), taking into account the following over the previous three years:

- Relationship between growth in invested capital and growth in operating income ("OI");
- Trends in ROI;
- Relationship between same-store sales growth (also known as comparable store sales) and total sales growth;
- Adjustments made to Walmart's reported results in connection with the measurement of performance for incentive plans; and
- The extent to which sales at stores open for more than one year declined because of sales at newly-opened stores ("cannibalization rate").

Supporting Statement

As long-term shareholders, we believe that incentive compensation programs for senior executives should encourage sustainable value creation. We are concerned that recent executive compensation decisions at Walmart may overemphasize sales growth even when that growth results in declining rates of ROI, and in some cases does not produce returns that cover the cost of capital.

Specifically, the 2011 replacement of same-store sales growth—a metric Walmart has repeatedly touted as critically important—with total sales growth as the sales metric under Walmart's performance share program risks encouraging senior executives to invest in new stores even if doing so leads to cannibalization of existing stores' sales and lower ROI. During the last five fiscal years, revenue at the Walmart US division grew by about 10.4%, but comparable store sales grew by just 0.6%. During that period, invested capital grew at more than twice the rate of OI growth, reinforcing our concerns. We estimate that during this period the rate of cannibalization—the percentage of new store sales that cannibalized existing Walmart US and Sam's Club sales—averaged above 80%.

Walmart has asserted that the use of OI growth for the annual incentive plan balances the sales and ROI metrics used in the long-term plan, yet the FY 2015 addition of sales growth to the annual plan weakens this claim. Walmart adjusts metrics "to ensure that our incentive plans reward underlying operational performance, disregarding factors that are beyond the control of our executives." (2011 Proxy Statement, at 27). These adjustments have increased metrics used for awards the last three years. In FY 2015, executives benefitted from all seven of the reported adjustments applied to OI and sales, including an adjustment for store closings and restructurings, which are under the control of executives and reflect their management ability. The CEO's weighted average adjusted performance equaled 68% of targeted performance, yet his cash incentive payment totaled 75% of target. On an unadjusted basis Walmart achieved only 24% of the weighted average performance target for his payment.

Walmart's Statement in Opposition to Proposal No. 6

Walmart is in a period of change as we position our company to deliver a seamless customer experience in our stores and through e-commerce. During this period of change, Walmart is making significant strategic investments in our people and technology. In our public filings and other public announcements, we have outlined the impact these investments have had, and are expected to have, on our operating income, and because operating income is a component of ROI, these strategic investments also impact our ROI. Walmart's Board of Directors is fully engaged with and supportive of our long-term strategy, and believes that these investments will position our company for long-term growth. Our fiscal 2016 incentive compensation plans, which are designed to be aligned with our strategy and our annual operating plan, reflect the impact of strategic investments.

As described in the CD&A section of this proxy statement, the CNGC has reviewed, and will continue to review, our executive compensation program to ensure that the performance measures (including operating income and ROI) used in our incentive compensation programs properly incentivize our senior executives to achieve our strategic priorities in light of our evolving business strategy. The CNGC again concluded this year that the design of our performance-based incentive compensation programs is aligned with our strategy and operating plan and strikes an appropriate balance between rewarding both annual and long-term performance and mitigating the risk that our senior executives will make decisions that overemphasize any single performance metric to the detriment of our company as a whole. Furthermore, the CNGC's independent compensation consultant has consistently concluded that

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the performance goals our incentive compensation plans are challenging, and that the payouts under those plans are aligned with our performance.

The importance of ROI performance to our NEOs' total compensation is described in the narrative and charts presented in the CD&A in this proxy statement. More than 75% of our CEOs' total direct compensation for fiscal 2016 was based on achieving specified performance targets related to ROI, sales, and operating income, or a combination of these metrics. A similar performance-based approach is reflected in the total direct compensation reported for our NEOs over the prior five fiscal years. We average three separate years of performance to determine the three-year payout to our NEOs under our performance share program. Therefore, because of the weight and emphasis placed on total company ROI, even a slight fluctuation in ROI performance for one fiscal year can lead to a meaningful reduction in our NEOs' performance share-based incentive compensation.

Because the CNGC already regularly analyzes and reports to our shareholders whether our incentive compensation programs provide proper incentives to our NEOs to achieve our company's strategic priorities, we believe the adoption of the policy requested by the proposal is unnecessary, duplicative of practices already followed by the CNGC and our company, and would result in an expenditure of Walmart's resources and our management's and directors' time that ultimately would not be in our shareholders' best interests. Furthermore, our shareholders also have an opportunity to express their opinion of the Walmart's incentive compensation plans and programs by means of the annual shareholder advisory vote on the compensation of our NEOs.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

Proposal No. 7 Request for Report Regarding Criteria for Operating in High-Risk Regions

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.

Company operations in high-risk regions with poor human rights records risk damage to Walmart's reputation and shareholder value.

Walmart has a presence in areas such as Nigeria, Ghana, Kenya and Zambia – all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights.

Resolved: The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Walmart's criteria for investing in, operating in and withdrawing from high-risk regions.

Supporting Statement: If the Company chooses, the review may consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations.

In its review and report, the Company might also consider a congruency analysis between its stated corporate values and Company operations in certain regions, which raises an issue of misalignment with those corporate values, and stating the justification for such exceptions.

For example our CEO bashed state-level religious freedom laws as anti-homosexual bigotry saying, "we see firsthand the benefits of diversity and inclusion have on our associates, customers and communities we serve… Today's passage of HB1228 threatens to undermine the spirit of inclusion present throughout the state of Arkansas and does not reflect the values we proudly uphold." However, Walmart has operations in regions such as Ghana and Kenya where homosexual acts are criminalized. These company operations are inconsistent with Walmart's values as extolled by our CEO.

Additionally, Walmart has called for massive reductions in CO_2 (GHG) emissions. However, Walmart has operations in China –the world's largest emitter of CO_2 with a questionable record on human rights and religious freedom. Again, operations in this region appear to conflict with Walmart's stated values and policies.

The proponent believes that Walmart's record to date demonstrates a gap between its lofty rhetoric / aspirations and its performance. The requested report would play a role in illuminating and addressing the factors accounting for this gap.

EXHIBIT C

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Proposal No. 8 Request for Annual Report Regarding Incentive Compensation Plans

RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the board of directors (the "Board") to adopt a policy that the Compensation, Nominating and Governance Committee (the "Committee") will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment ("ROI"), taking into account the following over the previous three years:

- The relationship between growth in invested capital and growth in operating income ("OI");
- Trends in ROI;
- The relationship between same-store sales growth (also known as comparable store sales) and total sales growth;
- Adjustments made to Walmart's reported results in connection with the measurement of performance for incentive plans; and
- The extent to which sales at stores open for more than one year declined because of sales at newly-opened stores ("cannibalization rate").

Supporting Statement

As Walmart employees and long-term shareholders, we believe that incentive compensation programs for senior executives should encourage sustainable value creation. We are concerned that recent decisions by the Committee may overemphasize sales growth even when that growth results in declining rates of ROI, and in some cases does not produce returns that cover the cost of capital.

Specifically, the 2011 replacement of same-store sales growth—a metric Walmart has repeatedly touted as critically important—with total sales growth as the sales metric under Walmart's performance share program risks encouraging senior executives to invest in new stores even if doing so leads to cannibalization of existing stores' sales and lower ROI. During the last five fiscal years, revenue at the Walmart US division grew by about 9%, but comparable store sales declined. During that period, invested capital grew at more than twice the rate of OI growth, reinforcing our concerns. We estimate that during this period the rate of cannibalization—the percentage of new store sales which cannibalized existing WMT US and Sam's Club sales—averaged above 51%.

Walmart has asserted that the use of OI growth for the annual incentive plan balances the sales and ROI metrics used in the long-term plan, yet the FY 2015 addition of sales growth to the annual plan weakens this claim. Walmart adjusts the OI measure "to ensure that our incentive plans reward underlying operational performance, disregarding factors that are beyond the control of our executives." (2011 Proxy Statement, at 27) These adjustments have, in all but one of the past five years, resulted in increases in the OI metric used to award performance. In FY 2014, executives benefited from an upward adjustment for the lost sales attributed to cuts in the federal food stamp program, even after executives had publicly downplayed any potential impact. Presumably, adjusting the business to minimize the impact of these cuts would have been well within the control of Walmart executives.

We urge shareholders to vote for this proposal.

Walmart's Statement in Opposition to Proposal No. 8

We understand shareholder interest in the structure of our annual cash incentive plan and the long-term performance share component of our stock incentive plan. In response to this increasing shareholder interest, we provided additional information in the CD&A this year regarding the goal-setting process and adjustments made for purposes of our incentive plans. In keeping with our pay-for-performance philosophy, and as discussed in more detail in the CD&A included in this proxy statement, our approach is designed to focus our leadership and balance short-term performance and long-term strategic priorities. Moreover, payouts under our compensation plans have been closely aligned with our operating results.

Return on investment ("ROI") is a key performance measure used in determining the amount of compensation our NEOs receive through our incentive plans. ROI can fluctuate over time as management balances long-term strategic initiatives with short-term impacts. Generally, our objective for a fiscal year is to grow operating expenses at a slower rate than net sales and to grow operating income at a faster rate than net sales. On occasion, the Company may make strategic investments that may, at times, cause our operating expenses to grow at a faster rate than net sales and that may result in our operating income growing at a slower rate than net sales. As described in our public filings, changes in our ROI often are attributed to foreign currency exchange rate fluctuations and continued

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investments in eCommerce, store growth, acquisitions, and property and equipment. Strategic investments are not always limited to stores and clubs but also the Associates who are responsible for delivering superior customer experiences in our stores and clubs. For example, in February 2015, we announced investments of over $1 billion during fiscal 2016 for comprehensive changes to our compensation and training programs.

The importance of ROI performance to our NEOs' total compensation is described in the narrative in the CD&A in this proxy statement and is clearly depicted in charts included in the CD&A. Approximately, 70% of our NEOs' total direct compensation for fiscal 2015 was based on achieving specified performance targets related to ROI, sales, operating income, gross merchandise value, or a combination of these metrics. This approach also is reflected in the performance-based total direct compensation reported for our NEO's over the prior five fiscal years. Even a slight fluctuation in ROI performance can lead to a meaningful reduction in our NEOs' performance share-based incentive compensation. As explained in the CD&A, we fell short of our target ROI goal for fiscal 2015 under our long-term incentive plan. This resulted in each of our NEOs falling short of target performance under the performance share program in fiscal 2015. Further, because we average three separate years of performance to determine the three-year payout under our performance share program, not only does this result in a lower performance share payout for fiscal 2015, but it will also impact our NEOs' performance share payouts for fiscal years 2016 and 2017 as well.

The CNGC is responsible for establishing and verifying the attainment of performance goals under our performance-based incentive compensation plans. The members of the CNGC discharge this responsibility with a high degree of care and professionalism, reviewing executive compensation and incentive compensation matters at multiple meetings throughout the year. Through its regular review and approval of the performance measures applicable to performance-based compensation, the CNGC already analyzes whether our incentive compensation programs appropriately incentivize our senior executives to achieve our strategic priorities, including the strategic priority of returns. This year, the CNGC again concluded that the design of our performance-based incentive compensation programs strikes an appropriate balance between rewarding both annual and long-term performance and mitigates the risk that our senior executives will make decisions that overemphasize any single performance metric to the detriment of the Company as a whole. Moreover, the CNGC's independent compensation consultant conducted an analysis of the correlation between the performance metrics used in our executive compensation program and total shareholder return and concluded that these metrics support value creation for our shareholders. Furthermore, our shareholders have an adequate opportunity to express their approval or disapproval of the Company's incentive compensation plans and programs by means of the annual shareholder advisory vote on the compensation of our NEOs.

The CNGC, via the CD&As included in the Company's annual proxy statements, also already reports to shareholders on an annual basis regarding the relationship between our incentive compensation programs and the Company's ROI performance and how the Company's ROI performance may have a meaningful impact on the amount of compensation our NEOs receive. Commensurate with its responsibilities, the CNGC continues to analyze whether the performance measures used in our incentive compensation programs properly incentivize our senior executives to achieve the Company's strategic priorities in light of our evolving business strategy and consistent with the rules and regulations of the SEC. The CNGC's analyses of our incentive compensation programs will continue to be reported to shareholders in our annual proxy statements.

Because the CNGC already regularly analyzes whether our incentive compensation programs provide proper incentives to our NEOs to achieve our Company's strategic priorities (including ROI) and because our shareholders already receive annual reports on those matters in the CD&As in our annual proxy statements, we believe the adoption of the policy requested by the proposal is unnecessary, duplicative of practices already followed by the CNGC and our Company, and would result in an expenditure of Walmart's resources and our management's and directors' time that ultimately would not be in our shareholders' best interests.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

EXHIBIT D

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and candidates who are recommended by shareholders and who meet the minimum qualifications described in the proxy statement will be evaluated by the CNGC on the same basis as all other director candidates.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

PROPOSAL NO. 6 – REPORT REGARDING INCENTIVE COMPENSATION PROGRAMS

RESOLVED, that shareholders of Wal-Mart Stores, Inc. (“Walmart”) urge the board of directors (the “Board”) to adopt a policy that the Compensation, Nominating and Governance Committee (the “Committee”) will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart’s incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment, taking into account the following over the previous three years:

- The relationship between growth in invested capital and growth in operating income;
- Trends in return on investment (ROI);
- The relationship between same-store sales growth (also known as comparable store sales) and total sales growth;
- The adjustments made to Walmart’s reported results in connection with the measurement of performance for performance-based plans; and
- The extent to which sales at stores open for more than one year declined because of sales at newly-opened stores (the “cannibalization rate”).

Supporting Statement

As Walmart employees and long-term shareholders, we believe that incentive compensation plans and programs for senior executives should encourage sustainable value creation. We are concerned that recent decisions by the Committee may overemphasize sales growth even when that growth is resulting in declining rates of return on investment, and in some cases does not produce returns that cover the cost of capital.

Specifically, the replacement of same-store sales growth–a metric Walmart has repeatedly touted as critically important–with total sales growth as the sales metric under Walmart’s performance share program risks encouraging senior executives to invest in new stores even if doing so leads to cannibalization of existing stores’ sales and lower returns on investment. During fiscal years 2010 and 2011 same-store sales and total sales growth moved in opposite directions, and since 2007 the growth in invested capital has been significantly greater than the growth in operating income, reinforcing our concerns. We also note that, based on Walmart’s disclosures, the rate of cannibalization increased significantly from approximately 30% in 2010 to 46% in 2011.

Walmart asserts in its 2011 proxy statement that the use of operating income growth for the annual incentive plan balances the sales and ROI metrics used in the long-term plan. The operating income measure is adjusted “to ensure that [Walmart’s] incentive plans reward underlying operational performance, disregarding factors that are beyond the control of [Walmart’s] executives.” (2011 Proxy Statement, at 27) We disagree, however, that at least one adjustment listed in the proxy–accruals for litigation settlements–is “beyond the control” of Walmart’s senior executives.

This proposal asks the Board to commit to a policy that the Committee will annually analyze and report to shareholders on whether incentive compensation arrangements encourage investments that result in declining returns on investment, taking into account specified factors. In our view, requiring such an analysis and report will focus the Committee on ensuring that incentives for senior executives promote long-term value creation for shareholders.

We urge shareholders to vote for this proposal.

WALMART’S STATEMENT IN OPPOSITION TO PROPOSAL NO. 6

The CNGC is responsible for, among other things, establishing and verifying the attainment of performance goals under our performance-based incentive compensation plans. The members of the CNGC discharge this responsibility with a high degree of care and professionalism, reviewing executive compensation matters, including incentive compensation matters, at multiple meetings throughout the year. For example, in fiscal 2012, the CNGC considered executive compensation matters, including the selection of performance metrics and performance goals applicable to

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our senior executives' performance-based compensation and the review of the company's performance against those metrics, at seven separate meetings. The CNGC analyzes the company's incentive compensation programs and the behavior encouraged by those programs far more frequently than is requested by this shareholder proposal.

We believe that our incentive compensation programs provide appropriate incentives to our senior executives to manage the company in a manner that will help us achieve our strategic priorities of growth, leverage, and returns, and, therefore, maximize shareholder value. As discussed in the CD&A included in this proxy statement (and in previous proxy statements), the CNGC has concluded that the design of our performance-based incentive compensation programs strikes an appropriate balance between rewarding both annual and long-term performance and mitigates the risk that our senior executives will make decisions that overemphasize any single performance metric to the detriment of the company as a whole.

Reflecting the balanced approach taken in our incentive compensation programs, return on investment ("ROI") is a key performance measure used in determining the amount of incentive compensation our NEOs receive through our long-term performance share plan. Even a slight fluctuation in ROI performance can lead to a meaningful reduction in our NEOs' performance share-based incentive compensation. As explained in the CD&A included in this proxy statement, we fell short of our target ROI goal under our long-term incentive plan. This resulted, with the exception of one of our NEOs, in our NEOs falling short of target performance under our performance share plan in fiscal 2012. Further, because we average three separate years of performance to determine the three-year payout under our performance share program, not only did this result in a lower performance share payout for fiscal 2012, but it will also impact our NEOs' performance share payouts for fiscal 2013 and fiscal 2014 as well. The importance of ROI performance to our NEOs' total compensation is described in the narrative in the CD&A and is clearly depicted in charts included in the CD&A in this proxy statement.

The CNGC, through its regular review and approval of the performance measures applicable to performance-based compensation, already analyzes whether our incentive compensation programs appropriately incentivize our senior executives to achieve our strategic priorities, including the strategic priority of returns. The CNGC, via the CD&As included in the company's annual proxy statements, already reports to shareholders on an annual basis regarding the relationship between our incentive compensation programs and the company's ROI performance and how the company's ROI performance may have a meaningful impact on the amount of compensation our NEOs receive. Commensurate with its responsibilities, the CNGC will continue to analyze whether the performance measures used in our incentive compensation programs properly incentivize our senior executives to achieve the company's strategic priorities in light of the company's evolving business strategy, and consistent with the rules and regulations of the SEC, the CNGC's analyses of our incentive compensation programs will continue to be reported to shareholders in our annual proxy statements.

Furthermore, because the Board has approved an annual shareholder advisory vote on the compensation of our NEOs, we believe that our shareholders have an adequate opportunity to express their approval or disapproval of the company's incentive compensation plans and programs each year.

Because the CNGC already regularly analyzes whether our incentive compensation programs provide proper incentives to our NEOs to achieve our company's strategic priorities (including ROI) and because our shareholders already receive annual reports on those matters in the CD&As in our annual proxy statements, we believe that the adoption of the policy requested by the proposal is unnecessary, duplicative of practices already followed by the CNGC and our company, and would result in an expenditure of Walmart's resources and our management's and directors' time that ultimately would not be in our shareholders' best interests.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

By Order of the Board of Directors



Jeffrey J. Gearhart
Secretary

Bentonville, Arkansas
April 16, 2012

EXHIBIT E

8-K 1 form8-kx6716.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
June 3, 2016

Wal-Mart Stores, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-06991	71-0415188
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

702 S.W. 8th Street
Bentonville, Arkansas 72716
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(479) 273-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders

The Annual Shareholders' Meeting (the "Meeting") of Wal-Mart Stores, Inc. (the "Company") was held on June 3, 2016 in Fayetteville, Arkansas. As of the close of business on April 8, 2016, the record date for the Meeting, there were 3,138,772,275 shares of the Company's common stock outstanding, with each share entitled to one vote. The holders of 2,915,881,446 shares of the Company's common stock were present in person or represented by proxy at the Meeting. At the Meeting, the Company's shareholders voted on the matters set forth below.

Election of Directors

The Company's shareholders elected for one-year terms all twelve persons nominated for election as directors as set forth in the Company's proxy statement dated April 20, 2016. The following table sets forth the vote of the shareholders at the meeting with respect to the election of directors:

Nominee	For	Against	Abstain	Broker Non-Votes
James I. Cash, Jr.	2,600,498,164	77,051,749	1,810,138	236,521,395
Pamela J. Craig	2,629,026,709	48,630,734	1,702,608	236,521,395
Timothy P. Flynn	2,629,112,355	48,431,158	1,816,538	236,521,395
Thomas W. Horton	2,671,268,116	6,273,195	1,818,740	236,521,395
Marissa A. Mayer	2,530,688,953	146,900,938	1,770,160	236,521,395
C. Douglas McMillon	2,665,978,957	11,606,968	1,774,126	236,521,395
Gregory B. Penner	2,619,986,969	57,561,384	1,811,698	236,521,395
Steven S Reinemund	2,549,230,623	128,268,081	1,861,347	236,521,395
Kevin Y. Systrom	2,540,122,104	137,390,427	1,847,520	236,521,395
S. Robson Walton	2,551,475,123	126,198,882	1,686,046	236,521,395
Steuart L. Walton	2,624,872,775	52,767,234	1,720,042	236,521,395
Linda S. Wolf	2,534,876,697	142,728,271	1,755,083	236,521,395

Company Proposals

Advisory Vote on Executive Compensation. The Company's shareholders voted upon and approved, by nonbinding, advisory vote, the compensation of the Company's named executive officers, as described in the Company's proxy statement dated April 20, 2016. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
2,272,025,485	402,606,704	4,727,862	236,521,395

2016 Associate Stock Purchase Plan. The Company's shareholders voted upon and approved the Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
2,661,833,994	14,574,198	2,951,859	236,521,395

Ratification of Independent Accountants. The Company's shareholders voted upon and approved the ratification of the appointment of Ernst & Young LLP to serve as the Company's independent registered accountants for the fiscal year ending January 31, 2017. The votes on this proposal were as follows:

For	Against	Abstain
2,901,090,937	11,865,748	2,924,761

There were no broker non-votes with respect to this proposal.

Shareholder Proposals

The Company's shareholders voted upon and rejected a shareholder proposal regarding a policy that the chairman of the Company's board of directors be independent. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
396,909,819	2,237,552,918	44,897,314	236,521,395

The Company's shareholders voted upon and rejected a shareholder proposal requesting an annual report from the Compensation, Nominating and Governance Committee of the Company's board of directors regarding the Company's incentive compensation programs. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
253,176,260	2,380,812,752	45,371,039	236,521,395

The Company's shareholders voted upon and rejected a shareholder proposal requesting that the Company's board of directors review the Company's guidelines for selecting countries and regions where the Company conducts operations and report criteria for operating in and withdrawing from high-risk regions. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
18,560,978	2,492,734,631	168,064,442	236,521,395

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 7, 2016

WAL-MART STORES, INC.

By: /s/ Gordon Y. Allison

Gordon Y. Allison

Vice President and General Counsel, Corporate